Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number:     57562/0016

Web site: www.langmichener.com

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

May 11, 2007

BY COURIER AND
FILED BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention:        H. Roger Schwall

Dear Sirs:

Uranium Energy Corp. (the "Company")
Amendment No. 2 to Registration Statement on Form SB-2
SEC File No. 333-140722

We write on behalf of the Company in response to the letter of March 15, 2007 from the Securities and Exchange Commission (the "Commission") commenting on Amendment No. 1 to the Registration Statement on Form SB-2 (the "Registration Statement") filed February 15, 2007 with the Commission by the Company (the "Comment Letter"). On behalf of the Company, we have filed with the Commission via the EDGAR system, Amendment No. 2 to the Registration Statement on Form SB-2 that updates the Registration Statement pursuant to the comments set out in the Comment Letter. We enclose with this letter two copies of the amended Registration Statement, plus two copies that have been redlined to show the changes from the Registration Statement. In addition, we enclose two copies of an annotated transcript of the interview given by Mr. Adnani on February 14, 2007.

On behalf of the Company, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined have the same meanings given such terms in the amended Registration Statement.

General

1.       Please update the financial statements and related disclosure included in the registration statement in accordance with Section 310 of Regulation S-B.

We have updated the financial statements and related disclosure in the amended Registration Statement.

2.       Please confirm that the executive and director compensation tables have been updated through the most recent fiscal year ended December 31, 2006.

We confirm that the executive and director compensation tables have been updated through the most recent fiscal year ended December 31, 2006.

3.       Please provide the disclosure required by Item 404(c) of Regulation S-B with respect to promoters of the registrant.

We have amended the Registration Statement to provide the information required by Item 404(c) of Regulation S-B with respect to the promoters of the Company.

4.       We note the interview given by Mr. Amir Adnani, the Chief Executive Officer as posted on the Wall Street Analyst Forum on February 14, 2007, the same date as the filing date of the registration statement. Moreover, it appears that the link to the interview remains active during the pendency of the registration statement. The interview and transcript thereof could be deemed to be a non-conforming prospectus and may have the effect of conditioning the market. Moreover, it does not appear that the safe harbour communication provisions referenced in Release 33-8591 are applicable to you.

Given the nature of the information contained in that interview and the timing of its appearance relative to the filing of the registration, provide us with a detailed analysis of the consideration given to the requirements of Section 5 of the Securities Act. Among other things, address why this communication should not be deemed to be a prospectus. We may have further comment.

We respectfully submit that the interview and transcript thereof would not constitute a non-conforming prospectus (as defined in Rule 2(a)(10) of the Securities Act of 1933, as amended) as there was no offer or solicitation in respect of the Company's securities made to any person during the interview. No mention was made in the interview of the offering and neither the transcript of the interview nor any other materials relating to the Company were disseminated to any person by the Company, and the link to the interview on the Company's website was removed. Mr. Adnani was not attending a road show or similar event in connection with an offering of the Company's securities, but rather gave the interview at an annual analyst conference at which officers of numerous companies made presentations about their businesses.

Furthermore, the Registration Statement relates to a secondary offering of securities issued to the selling securityholders named therein, and no mention of the offering was made in the interview and no materials were disseminated to any person by the Company relating to the interview. The interview was given at an analyst conference and not in connection with an offering of securities by the Company. Accordingly, there was no intention on the part of the Company to condition the market for the resale of these securities. In addition, a period of more than twelve weeks will have passed since the date of the interview and the effective time of the Registration Statement thereby providing a "cooling off" period. Since the date of the interview, the trading price of the Company's shares has decreased.

5.       Much of the information provided by Mr. Adnani in the February 14, 2007 interview does not appear in the registration statement. For example, we noted Mr. Adnani's reference to the trends in the uranium production, specifically in the state of Texas, the step-out drilling program the Company intends to commence in April, the states in which it is anticipated ISR-amenable projects will be "fast-tracked", and the extensive details provided regarding the Company's plan of operations, inclusive of the Company's plan to enter into the production phase of operations by the third or fourth quarter of 2009. Provide us with an annotated copy of the article, indicating where that information is contained in the registration statement.

Some of the information relating to the Company that was discussed by Mr. Adnani in the interview was generally referenced in the Registration Statement, such as the step-out drilling program and databases, and other industry information provided by Mr. Adnani in the interview is available in the public domain. We have amended the Registration Statement to include or expand upon certain of the information provided by Mr. Adnani in the interview relating to the Company's operations. We have enclosed an annotated copy of the interview indicating where in the Registration Statement such information provided in the interview is referenced.

6.       In this regard, and consistent with the requirements of Item 101 of Regulation S-B, revise your disclosure to include material information regarding the Company's business plans. In this regard, if appropriate, provide the disclosure required by Item 101(b) of Regulation S-B. We note for example, that Mr. Adnani disclosed details regarding the database the Company plans on using in its exploration and development efforts. Clarify who owns the database and if responsive to disclosure requirements in Item 101(b) of Regulation S-B, include material information regarding the database in your filing. In this regard, please note that any assertions made with respect to the database should be accompanied with objective and verifiable support. We may have further comment.

We have amended the Registration Statement to update the information regarding the Company's business plans, in particular additional disclosure relating to the Company's database and its plan to use the database in its exploration efforts has been included.

7.       We note that you refer to or use the terms such as historic resources, drill indicated resources and/or resources on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry guide 7 and resource estimates are not permitted. The reserve measurements found in Industry Guide 7 generally differ from other estimation systems, which define mineral resources. If you continue to make references on your web site to measurements other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

"Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves", "resources", "geologic resources", "proven", "probable", "measured", "indicated" or "inferred", which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form SB-2, File No. 000-51663. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml".

The above cautionary language has been included in the Company's website.

8.       The words "development" and "production" have very specific meanings under Industry Guide7(a)(4), (see www.sec.gov/divisions/corpfin/forms/ industry.htm@secguide7). The terms reference the "development stage" when companies are engaged in preparing reserves for production, and "production stage" when companies are engaged in commercial-scale, profit-oriented extraction of minerals. If the Company does not disclose any reserves, as defined by Guide 7, please remove all the terms as "develop", "development" or "production" throughout the document, and replace this terminology, as needed, with the terms "explore" or "exploration". This also includes the using of the terms in the Financial Statement head notes and foot notes see Instruction 1 to paragraph (a), Industry Guide 7.

We have amended the Registration Statement to remove references to "develop", "development", "production" and other similar terms and replaced them with references to "explore", "exploration" and other similar terms, as appropriate.

Selling Shareholders, page 13

9.       Please identify in the selling shareholder table the natural persons who exercise voting and/or investment power over each of the entities listed. In this regard, we note that no such disclosure is provided with respect to the entities that acquired shares in the January 2007 private placement. Refer to Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the 1997 CF Manual of Publicly Available Telephone Interpretations.

We have amended the selling shareholder table in the Registration Statement to include the natural persons who exercise voting and/or investment power over the entities that acquired shares in the January 2007 Private Placement.

Directors, Executive Officers, Promoters, and Control Persons, page 20

10.      Please revise to provide a complete biographical sketch of Mr. Adnani. The biography should reference the month and year during the past five years of each position held by Mr. Adnani.

We have amended the biographical sketch of Mr. Adnani in the Registration Statement to reference the month and year during the past give years of each position held by Mr. Adnani.

Our Principal Mineral Properties, page 26

11.      You refer to the AB-claim group (41 claims) in the North Shirley Basin in this section. Please identify the state in which this claim group is located, define the total acreage the forty-one claims cover, and specify the type of claim or lease. Please clarify if this acreage is included in your total property acreage for the state of Wyoming.

We have amended the principal mineral properties section in the Registration Statement to clarify that the AB-claim group in the North Shirley Basin consists of 41 unpatented lode mining claims and is located in the State of Wyoming and covers a total of 847 acres under a lease. We have clarified that the 847 acres are not included in the total property acreage for the State of Wyoming as the lease agreement in respect of the property has been terminated.

12.      Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. Summary information by state allows these properties to be agglomerated, but specific information by property would best inform potential investors. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

  The location and means of access to the property, including the mode of transportation utilized to and from the property.

  Any conditions that must be met in order to obtain or retain title to the property.

  A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

  A description of any work completed on the property and its present condition.

  The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

  A description of equipment, infrastructure, and other facilities.

  The current state of exploration of the property.

  The total costs incurred to date and all planned future costs.

  The source of power and water that can be utilized at the property.

  If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: http://www.sec.gov/divisions/colpfin/forms/industry.htm# secguide7.

We have amended the Registration Statement to include the information required by paragraph (b) of Industry Guide 7 for the Weesatche project in Goliad County, Texas, which is the only material property currently owned by the Company. We have also clarified that all other properties owned by the Company are not currently considered material and the Company's intentions in respect of these properties is to conduct exploration of these properties in due course.

13.      The cut-off grade is a critical component used to evaluate the economic potential of the mineral properties. Please disclose the assumed uranium price, operating costs, and recovery parameters used to determine your historic cutoff grade thickness estimate. Show that this calculation demonstrates the cutoff grade or tenor used to define a mineral resource has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

We have deleted the paragraph that discusses the cut-off grade.

Geology of the Property, page 28

14.      You also refer to "...holes drilled on an approximate 100 x 200 foot grid and the reserves have been adjusted for chemical disequilibrium..." followed two paragraphs later by "...define the historic resource initially defined by Moore Energy Corporation". Unless your company has prepared a recent updated feasibility study of this mineralization and are prepared declare proven and/or probable reserves, please remove all references to reserves from the filing. Please also remove all references to "resource" or "resources" from this filing as resource estimates are not permitted under Industry Guide 7.

We have amended the Registration Statement to remove all references to "reserves" and "resources" and other similar terms, as appropriate. The above-noted paragraphs have been deleted.

15.      You also refer to "...existing ore grade or near ore grade mineralization as defined by Moore...". Please define this ore grade in relation to your cutoff grade along with the assumed uranium price, operating costs, and metallurgical recoveries. Please also note that the terms "ores" or "ore body" are treated the same as the term "reserve."

We have amended the Registration Statement to remove all references to "ores" and "ore body" and other similar terms, as appropriate. The paragraph in which the above-noted disclosure appears has been deleted.

Mineral Exploration Properties, page 29

16.      Please clarify whether these claims are patented or unpatented mining claims, federal, state or private lands. Please disclose the number of claims, leases, and the associated acreage by property within a state heading.

We have amended the Registration Statement to clarify that these mineral exploration properties are held by way of mining claims or leases and have disclosed for each such property within a state heading the number of claims or leases, as applicable, and associated acreage.

Arizona, page 30

17.      Insert a small-scale map showing the location and access to each property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings with the following features:

  A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

  A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

  A north arrow.

  An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

  A title of the map or drawing, and the date on which it was drawn.

  In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Other than the Weesatche project in Goliad County, Texas, none of the properties are currently considered to be material to the Company. Accordingly, we have not included a map showing the location and access to each such property.

Phase I Work Programs - South Texas Leases, page 32

18.      Please describe the type of drilling to be performed, the drill hole spacing, hole depth, and your sampling techniques. We also recommend that a brief description of the QA/QC protocols be provided to inform others regarding sample preparation, controls, custody, assay precision and accuracy. This would apply to exploration and operational analytical procedures.

We have amended the Registration Statement to describe the type of drilling to be performed, the drill hole spacing, hole depth and sampling techniques with respect to the South Texas Leases, and have also discussed the QA/QC protocols relating to samples that may be sent to a laboratory for analysis.

19.      You refer to the "...exploration databases acquired during 2006...". Please describe the contents of these databases and elaborate on their history, contents, reliability, quality, and possible use. Please state whether you have exclusive use of this information or whether the information is shared with other companies or competitors.

We have amended the Registration Statement to further describe the database and its use, and have clarified the Company's interest in respect of this information.

Phase II Work Programs, page 32

20.      We note that you utilize a significant amount of technical terminology in describing your plans and properties that may not be familiar to the average investor, particularly the term PFN. Revise your filing to convey the meaning of technical words through the context of your discussion as much as possible. Provide definitions of geologic and technical terms in a glossary for words that cannot be adequately defined in the text.

We have amended the Registration Statement to convey the meaning of technical terms as much as possible within the context of the discussions in which they are used.

Plan of Operations, page 35

21.      Please include the annual assessment amount required to keep your entire unpatented mining claims in good standing, all lease payments, access agreements, and database maintenance fees.

We have amended the plan of operations set out under the Management's Discussion and Analysis or Plan of Operations section in the Registration Statement to include annual assessment amounts, lease and other payments and database maintenance fees.

If you require further information or have any questions, please contact the undersigned at (604) 691-7445.

Yours truly,

/s/ Thomas J. Deutsch

Thomas J. Deutsch
for Lang Michener llp

TJD/lmr
Encl.

cc.       Ms. Mellissa Campbell Duru

cc.       Uranium Energy Corp.
           Attn: Mr. Amir Adnani, CEO